September 22, 2018

Charles P. Holden
Cheif Financial Officer
AGILITI, INC. \DE
100 Federal Street, 35th Floor
Boston, MA 02110

       Re: AGILITI, INC. \DE
           Registration Statement on Form S-4
           filed August 23, 2018
           File No. 333-226975

Dear Mr. Holden:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 23, 2018

What equity stake will current stockholders of FSAC and Selling Equityholders hold in the post-combination company after the closing?, page 9

1. Assuming varying redemption percentages, provide examples of what percentage of ownership interest stockholders of FSAC public shares (other than investors in the private placement) would own. We note the disclosure that the actual facts are likely to be different than your assumption that no stockholder of FSAC public shares elects to redeem its shares.
What are the U.S. federal income tax consequences as a result of the Business Combination?, page 15
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AGILITI, LastNameCharles P. Holden
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2. Explain why you are unable to provide "will not," "will," and "will be" conclusions rather than "should not," "should," and "should be" conclusions on the U.S. federal income tax consequences of the business combination. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement/prospectus. Alternatively, explain the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure to explain the risks to stockholders.
Summary Historical Financial Information of UHS, page 30

3. We note your presentation of EBITDA within the summary historical financial information table. As such, please expand your disclosure in note (4) on page 31 to identify EBITDA as a non-GAAP measure, state how and why you use EBITDA as a supplemental measure of your operating performance, and state why you believe the presentation of EBITDA provides useful information to investors. See
Item 10(e) of
         Regulation S-K.
Comparative Share Information, page 73

4. Please explain to us why the amounts of pro forma total stockholders' equity (deficit) at
         June 30, 2018, as presented here do not agree to the pro forma amounts presented on page
         69.
The Merger Agreement, page 81

5. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide FSAC stockholders a materially complete understanding of the merger agreement disclosures.
Tax Considerations, page 94

6. We note the "Assuming" language in the second sentence. It is inappropriate for the opinion to assume any legal conclusion underlying the opinion. Please revise here and wherever similar disclosure appears elsewhere in the proxy statement/prospectus.
Registration Rights Agreement, page 95
 Charles P. Holden
FirstNameINC. \DE
AGILITI, LastNameCharles P. Holden
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7. We note that Agiliti will enter into a registration rights agreement at the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-
         1.
Opinion of FSAC's Financial Advisor, page 103

8. Provide us copies of any board books prepared and furnished by Moelis & Company LLC to FSAC's board of directors.
Certain UHS Projected Financial Information, page 114

9. Provide us a copy of the internally prepared projections that UHS provided to FSAC.
U.S. Federal Income Tax Considerations to U.S. Holders, page 120

10. Delete the words "generally" and "in general" throughout this section because the words may imply that U.S. stockholders cannot rely on the disclosure. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement/prospectus.
         Alternatively, describe the basis for any uncertainty of the U.S. federal income tax consequences for U.S. stockholders.
Commitment to quality, page 170

11. File the consent of British Standards Institute as an exhibit or advise. Refer to Rule 436 of the Securities Act Rules for guidance.
Marketing, page 172

12. Describe briefly your compensation arrangements for your direct sales force.
Properties, page 175

13. Disclose the range of expiration dates of the lease agreement for your non-corporate locations. Additionally, disclose the principal provisions of the lease agreement for your corporate office, and advise what consideration you have given to filing that lease agreement as an exhibit. See Item 601(b)(10) Regulation S-K.
Summary Compensation Table, page 183

14. The purpose of footnote (5) next to the names of Messrs. Thomas J. Leonard and Kevin E.
         Ketzel is unclear. Please revise.
2017 Grants of Plan-Based Awards, page 185

15. Footnote (1) indicates that the amounts shown reflect the minimum, target, and maximum
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FirstNameINC. \DE
AGILITI, LastNameCharles P. Holden
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         payment levels. We are unable to locate the minimum payment level in the table. Please revise.
UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations for the Six Months Ended June 30, 2018 Compared to the
Six Months Ended June 30, 2017, page 207

16. Although your disclosure represents that the legal settlement was confidential, you should nevertheless provide sufficient information for an investor to understand the nature of the claims involved to the extent necessary to understand the business, including any specific risks associated therewith.
17. You disclose on page 208 that the gain on legal settlement of $23.5 million for the first six months of 2017 was related to a confidential litigation settlement agreement. Please revise your disclosure to clarify that you recognized the gain on legal settlement in the first six months of 2018 and not 2017.
Liquidity and Capital Resources
Sources and Uses of Cash, page 214

18. Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows as depicted in your statements of cash flows for each of the periods presented. Your disclosure revisions should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows, and should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive
         Release No. 33-8350.
Employment Agreements, page 225

19. Explain briefly why Agiliti intends to establish a San Diego satellite office.
Universal Hospital Services, Inc. Financial Statements for the Year Ended December 31, 2017
Note 2. Significant Accounting Policies
Inventories, page F-38

20. We note your disclosure on page F-43 that you adopted ASU 2015-11 as of January 1,
         2017; however, your disclosure on page F-38 continues to state inventories are valued at the lower of cost or market. Please revise to state, if true, inventories are stated at the lower of cost or net realizable value.
Universal Hospital Services, Inc. Financial Statements for the Six Months Ended June 30, 2018
Consolidated Statements of Cash Flows, page F-82
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FirstNameINC. \DE
AGILITI, LastNameCharles P. Holden
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21. You have included an adjustment related to the gain on legal settlement of $21.5 million within your statement of cash flows; however, as noted on page F-80 and elsewhere throughout the filing, the gain on legal settlement was actually $23.5 million. Please revise your disclosure to reconcile this apparent discrepancy.
Note 5. Goodwill and Other Intangible Assets, page F-89

22. You disclose on page F-48 that you had three reporting segments (Medical Equipment
         Solutions, Clinical Engineering Solutions and Surgical Services) with goodwill, all of which had a negative carrying amount at December 31, 2017. You further disclose on page F-89 that your reporting segment had a negative carrying amount at June 30, 2018.
         Please revise your disclosure throughout the filing, and provide us with a comprehensive discussion, to clarify what your reporting units are as of December 31, 2017 and June 30,
         2018 for goodwill impairment testing purposes. Note that a reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Given your disclosure of disaggregated revenues on page F-87, it appears that discrete financial information remains available for components of your operating segment. If you aggregated your reporting units into a single reporting unit, provide the specific facts and circumstances supporting a conclusion that aggregation was appropriate. Please ensure your response provides us with your analysis of ASC 350-
         20-35-33 through 35-38 for the identification of your reporting units. Please also refer to
         ASC 350-20-55-1 through 55-9 for additional guidance when identifying reporting units.
Exhibit K to Annex A -- Agreement and Plan of Merger, page K-22

23. We note that Section 9.16 of the form of bylaws of Agiliti, Inc. attached as Exhibit K to
         Annex A relates to an exclusive forum provision. We note that Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it. If this provision does not apply to actions arising under the federal securities laws, please ensure that the exclusive forum provision states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant at 202-551-3866 or Kevin Stertzel, Staff
Accountant at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney at 202-551-3728 or
 Charles P. Holden
AGILITI, INC. \DE
September 22, 2018
Page 6

Amanda Ravitz, Assistant Director at 202-551-3412 with any other questions.



                                                          Sincerely,
FirstName LastNameCharles P. Holden
                                                          Division of
Corporation Finance
Comapany NameAGILITI, INC. \DE
                                                          Office of
Manufacturing and
September 22, 2018 Page 6                                 Construction
FirstName LastName